MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX Reports First Quarter Fiscal Year 2007 Financial Results

Vancouver, BC, CANADA & San Diego, CA, USA – September 14, 2006– MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious and degenerative diseases, reports financial results for the three months ended July 31, 2006 and an update on its programs:

Jim DeMesa, M.D., President & CEO of MIGENIX stated, “We expect Fiscal Year 2007 to be a very significant year for us, with several potential value-driving clinical and preclinical milestones. The first quarter has been focused on planning for many of these results and preparing for all possible outcomes, with celgosivir (MX-3253 for hepatitis C virus infections) at the top of our priority list with two key phase II clinical results by the end of calendar 2006.  This program has the largest value-driving potential in the near-term.  Also very important is our most advanced clinical program, omiganan 1% gel (CPI-226 for the prevention of catheter-related infections), which continues to advance in the current Phase III confirmatory trial required for US and European approval, with results expected in the second half of calendar 2007.  These results, along with other important milestones from some of our earlier-stage programs, position us with several opportunities which can create shareholder value over the long-term.”

UPDATE ON DRUG DEVELOPMENT PROGRAMS

Omiganan 1% gel (CPI/MX-226; topical cationic peptide; prevention of catheter-related infections): Phase III study in United States and Europe in progress with a Special Protocol Assessment (SPA) agreement with the US FDA. This confirmatory phase III trial is a randomized, Evaluation Committee-blinded study to evaluate the effectiveness of omiganan 1% gel vs. 10% povidone-iodine for the prevention of catheter-related infections in approximately 1,250 hospitalized patients with central venous catheters. Cadence Pharmaceuticals, our North American and European development and commercialization partner for omiganan 1% gel, expects to complete the phase III study in the second half of 2007 and to submit an NDA to the US FDA and a Marketing Authorization Application to European regulatory authorities in the first half of 2008, for marketing approval in the US and Europe respectively. MIGENIX has initiated activities directed at securing a development and commercialization partner for omiganan 1% gel in Japan and other territories outside of North America and Europe.

Celgosivir (MX-3253; oral α-glucosidase I inhibitor; treatment of chronic Hepatitis C virus infections): A phase II combination study commenced in November 2005, with full enrollment reached in June 2006 and final results of the study expected in late October to mid November 2006. The study is a multi-center, active-controlled, 12-week evaluation of efficacy and safety in 57 non-responder patients randomly assigned to one of three treatment arms: (i) celgosivir plus peginterferon alfa-2b plus ribavirin (3-way combination); (ii) celgosivir plus peginterferon alfa-2b (2-way combination); and (iii) celgosivir placebo plus peginterferon alfa-2b plus ribavirin (control). Patients completing 12 weeks of treatment in the study have the option to participate for up to an additional 36 weeks in an extension study. Of the 57 patients enrolled in the initial 12-week treatment study, 7 patients discontinued treatment prior to completion of 12-week treatment period, mainly due to interferon-related intolerability. Of the 50 patients completing the initial 12-week treatment study, all 50 enrolled in the extension study and 37 patients are continuing treatment in the extension study. These studies are being supported in part through a Material Transfer and License Option agreement with Schering-Plough.

In May 2006 the Company received a Notice of Authorization from Health Canada allowing us to begin a phase II combination study of celgosivir in treatment-naïve patients with chronic HCV (genotype 1) infection designed to determine the efficacy, safety, tolerability and pharmacokinetics of celgosivir in combination with peginterferon alfa-2b, with ribavirin. In July 2006 we received approval for an amended protocol to include two treatment arms rather than the previous three-arm design. This phase II study is a 12-week randomized, active-controlled study in up to 20 patients in two treatment arms: (i) celgosivir plus peginterferon alfa-2b plus ribavirin (3-way combination); and (ii) peginterferon alfa-2b plus ribavirin (control). As part of the study, the viral kinetics of celgosivir will be evaluated. Four week interim results of the study are expected in late 2006 and 12 week results are expected in the first half of 2007.

MIGENIX Inc. – NEWS RELEASE – September 14, 2006                                                           Page 2 of 6

Omiganan (CLS-001/MX-594AN; topical cationic peptide; treatment of dermatological diseases): Cutanea Life Sciences, Inc., our development and commercialization partner for CLS-001, is pursuing rosacea as its first indication for development and plans to initiate and complete a phase II clinical trial in 2007.

MX-2401 (IV lipopeptide; treatment of gram-positive bacterial infections): The Company is developing the process for manufacturing MX-2401 on a scale that will provide sufficient quantities for the Good Laboratory Practices (“GLP”) non-clinical toxicity studies required to support moving into clinical development. This process development work and the manufacturing are projected to be complete by the end of 2006 and the GLP non-clinical studies required for a Clinical Trial Application (“CTA”) could be completed approximately 12 months thereafter.

MX-4509 (oral 17-α estradiol sulfate; treatment of neurodegenerative diseases):  A non-clinical study of MX-4509 in a potential neurodegenerative orphan indication was initiated in October 2005 and a study in a second indication started in May 2006, with clinical studies to follow, as deemed appropriate, based on the non-clinical data. These non-clinical data are expected by the end of 2006.

Other Research and Development Programs:  The Company is carrying out work in other selected earlier stage programs. Work in the HCV non-nucleoside (“HCVnn”) program is focused on optimizing oral bioavailability and further testing of compounds to generate a lead development candidate. Work in the Company’s MX-4565 (neurodegenerative diseases) program includes: (i) internal pre-clinical research; and (ii) Parkinson’s disease related research by a collaborator supported by the Michael J. Fox Foundation. Work in both the HCVnn and MX-4565 programs is focused on advancing the compounds into animal studies and non-clinical development.

FINANCIAL RESULTS

For the three months ended July 31, 2006 (“Q1/07”), MIGENIX incurred a loss of $2.5 million (Q1/06: $2.8 million) or $0.03 (Q1/06: $0.04) per common share. The decrease in the Q1/07 loss compared to the Q1/06 loss is principally attributable to lower research and development expenses in Q1/07 (see “Research and Development Expenses” below) offset by the accretion expense on the convertible royalty participation units issued in May 2006 (see “Other Income and Expenses” below).

Revenues

During Q1/07 the Company had no licensing revenue (Q1/06: $nil) and no research and development collaboration revenue (Q1/06: $0.3 million). Research and development collaboration revenues in Q1/06 were principally pursuant to the sale of omiganan drug substance to Cadence.

Research and Development Expenses

Research and development expenses decreased in Q1/07 to $1.3 million (Q1/06: $2.0 million). Research and development expenses include: (1) research and development personnel costs; (2) clinical development program costs; (3) patent-related costs; and (4) other research and development costs.

Research and development personnel costs for Q1/07 were $0.6 million (Q1/06: $0.8 million). The decrease in Q1/07 was primarily due to reduced head count as a result of the Company’s cost reduction steps in May and June 2005 and ongoing cost containment measures.

Clinical program development costs in Q1/07 were $0.4 million (Q1/06: $0.6 million) and included $0.4 million in costs in the celgosivir program (Q1/06: $0.4 million). The decrease in clinical program development costs from Q1/06 to Q1/07 was primarily due to a decrease in MX-4509 program costs resulting from the Q1/06 decision to pursue potential orphan indications, and not proceeding with a planned phase I/II trial in Alzheimer’s patients. Q1/07 costs in the MX-4509 program were less than $0.1 million (Q1/06: $0.1 million).

Patent-related costs in Q1/07 were $0.2 million (Q1/06: $0.2 million).

Other research and development costs in Q1/07 were $0.1 million (Q1/06: $0.4 million) and reflect product development costs for programs that are not at the clinical stage of development and costs that are not allocated to specific programs. Other research and development costs are expected to increase during the remainder of Fiscal 2007 as the Company advances its preclinical programs.

General and Corporate Expenses

General and corporate expenses in Q1/07 were $0.8 million (Q1/06: $0.8 million). Personnel costs were $0.5 million in Q1/07 (Q1/06: $0.6 million).

MIGENIX Inc. – NEWS RELEASE – September 14, 2006                                                           Page 3 of 6

Amortization

Amortization expense in Q1/07 for capital assets was $0.1 million (Q1/06: $0.1 million).

Amortization expense in Q1/07 for intangible assets was $0.2 million (Q1/06: $0.2 million).

Other Income and Expenses

Interest income for Q1/07 was $0.1 million (Q1/06: $0.1 million). The average rate of return for Q1/07 was 3.7% (Q1/06: 2.3%).

Accretion expense related to the convertible royalty participation units (see “Liquidity and Capital Resources” below) for Q1/07 was $0.3 million (Q1/06: $nil). This accretion expense is a non-cash expense resulting from accreting the debt component of the convertible royalty participation units.

The foreign exchange gains and losses were nominal for each of Q1/07 and Q1/06.

Liquidity and Capital Resources

As of July 31, 2006, the Company had cash, cash equivalents and short term investments of $14.0 million (April 30, 2006: $9.4 million) and the Company’s net working capital was $12.4 million (April 30, 2006: $6.3 million). The $6.1 million increase in net working capital from April 30, 2006 to July 31, 2006 is primarily attributable to the $7.7 million in net proceeds from the May 2006 financing (see below), less the loss of $1.8 million (excluding non-cash expenses: amortization, stock-based compensation and accretion of the convertible royalty participation units) for Q1/07.

On May 3, 2006 the Company completed a financing of $8.8 million relating to a portion of the future royalties from the Company’s license agreements with Cadence Pharmaceuticals and Cutanea Life Sciences. A total of 29,465 royalty units were issued at a price of $300 per unit. Each unit entitles the purchaser to receive up to $1,000 of royalties under the license agreements to May 3, 2021. The $1,000 of royalties per unit is as follows: [i] 75% of the royalties under the license agreements until $300 of royalties is paid per unit; [ii] thereafter 50% of the royalties until a further $300 of royalties is paid per unit; and [iii] thereafter 25% of the royalties until a further $400 of royalties is paid per unit. The units contain features whereby the Company or the unit holders may elect to convert the units into the Company’s common shares. In the event there are no royalties under the license agreements there is no obligation for the Company to make any payments to the unit holders. The Company’s obligation to pay royalties from the license agreements and/or to issue common shares upon conversion of a unit terminates upon the earlier of: (i) the date $1,000 of royalties has been paid in respect of the unit; (ii) the date the unit is converted into common shares; and (iii) May 3, 2021. The Company has provided the buyers (through a trustee) with a first-lien security interest over certain assets of the Company relating to the license agreements. The security interest can be acted on in the event of default by the Company including bankruptcy, non-payment of royalties received under the two license agreements, and certain other events. In the event of default the Company would become obligated to pay the unit holders $1,000 per unit less the royalties paid in respect of the unit. The net proceeds on issuance of the convertible royalty participation units  have been classified in the Company’s financial statements according to the separate equity and debt component parts using the relative fair value method resulting in: (1) $4.6 million being allocated to Equity portion of Convertible Royalty Participation Units representing the pro-rata fair value of the conversion feature as determined by the Black-Scholes option pricing model and (2) $2.9 million being allocated to the carrying value of the Convertible Royalty Participation Units. The $2.9 million initial carrying value of the Convertible Royalty Participation Units will be accreted to the maximum royalties payable of $29.5 million (reduced for actual royalties paid and any units converted into common shares) over the estimated royalty payment term using the effective interest method with the corresponding accretion expense being included in the statement of loss (see “Other Income and Expenses” above).

MIGENIX believes that its funds on hand at July 31, 2006, together with ongoing cost containment measures and expected interest income, are sufficient to provide for operations into the third quarter of calendar 2007 before funds received, if any, from financing activities, the exercise of warrants and options, and existing or new license agreements. The Company will continue advancing its highest priority programs while operating within an annual burn rate of $11 million to $13 million. The magnitude of spending in the Company’s development programs for Q3/07 forward will be dependent on the results of the various studies currently in progress (results expected by end of calendar 2006 in the celgosivir, MX-4509, and MX-2401 programs) and we may need to increase or decrease our annual burn rate in response to such results. The celgosivir results will also significantly impact the Company’s prospects for licensing celgosivir and thus the generation of licensing and/or collaboration revenue from this program in

MIGENIX Inc. – NEWS RELEASE – September 14, 2006                                                           Page 4 of 6

Fiscal 2007 or Fiscal 2008. MIGENIX will need to raise additional funds in support of its operations and there is no assurance that such funds can be obtained.

Outstanding Shares

There are currently 74,301,648 (July 31, 2006: 74,299,148; April 30, 2006: 74,258,656) common shares outstanding; 29,465 convertible royalty participation units (July 31, 2006: 29,465; April 30, 2006: nil); and 14,600,000 (July 31, 2006 and April 30, 2006: 14,600,000) preferred shares outstanding.

Conference Call

Investors, analysts and the media are invited to participate in a conference call Friday September 15, 2006 at 10:30 a.m. ET (7:30 a.m. PT) to discuss this announcement.  To participate in the conference call, please dial 416-644-3423 or 1-866-250-4910. The call will be available for replay until October 3, 2006 by calling 416-640-1917 or 1-877-289-8525 and entering the pass code 21202134 followed by the number sign. The live and archived web cast can be accessed through the company's website at www.migenix.com for the next 90 days.

Selected Financial Highlights

BALANCE SHEETS Unaudited - In Thousands of Canadian dollars	July 31, 2006	April 30, 2006
Assets
Cash and cash equivalents	$ 8,949	$ 5,743
Short-term investments	5,020	3,642
Other current assets	509	706
Total current assets	$14,478	$10,091
Long-term investments	1	1
Other assets	-	275
Equipment	916	936
Intangible assets	5,396	5,569
Total assets	$20,791	$16,872

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	$2,036	$3,828
Current portion of capital lease obligation	-	5
Total current liabilities	$ 2,036	$ 3,833
Convertible Royalty Participation Units	3,249	-
Preferred shares	-	-
Total liabilities	$5,285	$3,833

Shareholders’ equity
Common shares	$117,684	$117,666
Equity portion of Convertible Royalty Participation Units	4,557	-
Contributed surplus	4,416	4,038
Deficit	(111,151)	(108,665)
Total shareholders’ equity	$15,506	$13,039
Total liabilities and shareholders’ equity	$20,791	$16,872

MIGENIX Inc. – NEWS RELEASE – September 14, 2006                                                           Page 5 of 6

STATEMENTS OF LOSS AND DEFICIT Unaudited – In Thousands Canadian dollars (except per share amounts)	Three months ended July 31,
	2006	2005

Revenue
Research and development collaboration	-	269
	$ -	$ 269

Expenses
Research and development	1,341	2,029
General and corporate	789	827
Amortization	226	247
	$ 2,356	$ 3,103

Operating loss	$ (2,356)	$ (2,834)
Interest income	144	80
Accretion of Convertible Royalty Participation Units	(300)	-
Foreign exchange gain (loss)	26	(18)
Loss for the period	$ (2,486)	$ (2,772)

Deficit, beginning of period	(108,665)	(97,315)
Deficit, end of period	$(111,151)	$(100,087)

Basic and diluted loss per common share	$(0.03)	$(0.04)

Weighted avg. number of common shares outstanding (000’s)	74,299	69,440

STATEMENTS OF CASH FLOWS Unaudited – In Thousands of Canadian dollars

Loss for the period	$ (2,486)	$ (2,772)
Loss not affecting cash:
Amortization	226	247
Stock-based compensation	147	105
Accretion of Convertible Royalty Participation Units	300	-
Changes in non-cash working capital items relating to operating activities	(1,295)	736
Cash used in operating activities	$ (3,108)	$ (1,684)

Issuance of royalty participation units	7,737	-
Issuance of common shares, net of issue costs	-	5,743
Proceeds on exercise of stock options	1	-
Proceeds on exercise of warrants	17	-
Repayment of capital lease obligation	(5)	(16)
Cash provided by financing activities	$ 7,750	$ 5,727

(Purchases of) funds from short-term investments	(1,364)	561
Purchases of equipment	(72)	(26)
Cash (used in) provided by investing activities	$ (1,436)	$ 535

Increase in cash and cash equivalents	$ 3,206	$ 4,578
Cash and cash equivalents, beginning of period	5,743	1,181
Cash and cash equivalents, end of period	$ 8,949	$ 5,759

MIGENIX Inc. – NEWS RELEASE – September 14, 2006                                                           Page 6 of 6

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II), the prevention of catheter-related infections (Phase III), the treatment of neurodegenerative diseases (Phase I) and the treatment of dermatological diseases (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Extension 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  All statements or information other than statements of historical fact may be deemed to be forward-looking statements or information. Forward-looking statements frequently, but not always, use the words “intends”, “plans”, “believes”, “anticipates” or “expects” or similar words; that events “will”, “may”, “could” or “should” occur; and/or include statements or information concerning our strategies, goals, plans and expectations.

Forward-looking statements or information in this news release include, but are not limited to statements or information concerning: omiganan 1% gel phase III results in the second half of 2007 and Cadence to submit for omiganan 1% gel marketing approvals in the United States and Europe in the first half of 2008; celgosivir phase II non-responder combination 12-week treatment results in late October to mid November 2006; celgosivir treatment-naïve combination therapy study 4 week interim results in late 2006 and 12 week results in the first half of 2007; omiganan phase II rosacea trial initiated and completed by Cutanea in 2007; MX-4509 data from two non-clinical studies by the end of 2006 with clinical studies to follow as deemed appropriate; MX-2401 manufacturing for GLP non-clinical studies to be completed by the end of 2006; the duration of the MX-2401 GLP studies required for a Clinical Trial Application being approximately 12 months; the Company continuing to advance its highest priority programs while operating within an annual burn rate of $11 million to $13 million; and the Company’s financial resources being sufficient to fund operations into the third quarter of calendar 2007.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements or information and you should not place undue reliance on our forward-looking statements or information. Factors that could cause actual events or results expressed or implied by such forward looking statements to differ materially from any future results expressed or implied by such statements or information include, but are not limited to: dependence on corporate collaborations; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if commenced and completed, will not establish the safety or efficacy of our products; risks relating to requirements for approvals by government agencies such as the FDA and/or Health Canada before products can be tested in clinical trials and ultimately marketed; the possibility that such government agency approvals will not be obtained in a timely manner or at all or will be conditioned in a manner that would impair our ability to advance development and/or market the product successfully; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns, the possibility that opportunities will arise that require more cash then presently anticipated and other uncertainties related to predictions of future cash requirements; management of growth; dependence on key personnel; the possibility that we will not successfully develop any products; the possibility that advances by competitors will cause our proposed products not to be viable, the risk that our patents could be invalidated or narrowed in scope by judicial actions or that our technology could infringe the patent or other intellectual property rights of third parties; the possibility that any products successfully developed by us will not achieve market acceptance; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.